No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2026.

Exhibit 2:

Notice Concerning Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2027

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 5, 2026

Consolidated Financial Results for the Fiscal First Quarter Ended June 30, 2026 (IFRS)

August 5, 2026

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Sumihiro Takahashi, Head of Accounting and Finance Unit Tel. +81-3-3423-1111
Scheduled date to commence dividend payments	: —
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Three Months Ended June 30, 2026 (from April 1, 2026 to June 30, 2026)

(1) Consolidated operating results (for the three months ended June 30)	(% of change from the same period of the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the period		Profit for the period attributable to owners of the parent		Comprehensive income for the period
Three months ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
June 30, 2026	6,061,514	13.5	530,767	117.4	605,027	107.0	473,819	120.5	450,915	129.3	692,332	—
June 30, 2025	5,340,268	-1.2	244,170	-49.6	292,334	-47.7	214,894	-48.1	196,670	-50.2	-3,836	—

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Three months ended	Yen	Yen
June 30, 2026	115.84	115.84
June 30, 2025	46.80	46.80

Explanatory note:

 Basic and diluted earnings per share are calculated based on the profit for the period attributable to owners of the parent.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets
As of	Yen (millions)	Yen (millions)	Yen (millions)	%
June 30, 2026	34,437,975	12,628,578	12,361,471	35.9
March 31, 2026	33,509,285	12,148,072	11,817,512	35.3

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2026	—	35.00	—	35.00	70.00
Fiscal year ending March 31, 2027	—
Fiscal year ending March 31, 2027 (forecast)		35.00	—	35.00	70.00

Explanatory note:

 Revisions to the forecast of dividends most recently announced: None

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2027 (from April 1, 2026 to March 31, 2027)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen
Full-year	24,150,000	10.8	650,000	—	660,000	—	480,000	—	400,000	—	102.75

Explanatory note:

 Revisions to the forecast of consolidated financial results most recently announced: Yes

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)

Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of June 30, 2026	4,533,000,000 shares
As of March 31, 2026	4,533,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of June 30, 2026	639,983,417 shares
As of March 31, 2026	640,419,559 shares

(iii)	Average number of shares outstanding during the period

Three months ended June 30, 2026	3,892,689,416 shares
Three months ended June 30, 2025	4,202,222,211 shares

*	Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

*	Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

This document, Form 6-K (to be submitted to the U.S. Securities and Exchange Commission), is submitted to Tokyo Stock Exchange as English translation of the Japanese original. Therefore, there are some discrepancies between this translated document and the Japanese original.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal First Quarter Ended June 30, 2026

1. Overview of Consolidated Financial Results

Consolidated Operating Results

Honda’s consolidated sales revenue for the three months ended June 30, 2026 increased by 13.5%, to JPY 6,061.5 billion from the same period last year, due mainly to increased sales revenue in Financial services business and Motorcycle business as well as positive foreign currency translation effects. Operating profit increased by 117.4%, to JPY 530.7 billion from the same period last year, due mainly to the impact of EV (electric vehicle)-related losses incurred in the same period last year as well as tariff impacts. Profit before income taxes increased by 107.0%, to JPY 605.0 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 129.3%, to JPY 450.9 billion from the same period last year.

Consolidated Statements of Financial Position

Total assets as of June 30, 2026 increased by JPY 928.6 billion, to JPY 34,437.9 billion from March 31, 2026 due mainly to increased property, plant and equipment as well as positive foreign currency translation effects. Total liabilities increased by JPY 448.1 billion, to JPY 21,809.3 billion from March 31, 2026 due mainly to increased financing liabilities as well as positive foreign currency translation effects, which was partially offset by decreased trade payables. Total equity increased by JPY 480.5 billion, to JPY 12,628.5 billion from March 31, 2026 due mainly to increased retained earnings attributable to profit for the period.

2. Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements

[1] Condensed Consolidated Statements of Financial Position

March 31, 2026 and June 30, 2026

	Yen (millions)
	Mar. 31, 2026	Jun. 30, 2026
Assets
Current assets:
Cash and cash equivalents	5,066,828	5,296,452
Trade receivables	1,270,476	1,145,256
Receivables from financial services	3,057,235	3,126,157
Other financial assets	296,974	205,585
Inventories	2,531,166	2,550,113
Other current assets	852,073	929,400

Total current assets	13,074,752	13,252,963

Non-current assets:
Investments accounted for using the equity method	1,128,118	1,171,611
Receivables from financial services	6,836,261	7,036,420
Other financial assets	1,211,519	1,100,809
Equipment on operating leases	6,433,793	6,606,135
Property, plant and equipment	3,196,382	3,712,552
Intangible assets	784,760	782,602
Deferred tax assets	301,011	249,572
Other non-current assets	542,689	525,311

Total non-current assets	20,434,533	21,185,012

Total assets	33,509,285	34,437,975

Liabilities and Equity
Current liabilities:
Trade payables	1,781,598	1,642,675
Financing liabilities	5,004,712	5,367,535
Accrued expenses	996,653	969,541
Other financial liabilities	264,598	244,421
Income taxes payable	109,036	142,730
Provisions	948,252	792,207
Other current liabilities	1,099,631	1,119,057

Total current liabilities	10,204,480	10,278,166

Non-current liabilities:
Financing liabilities	8,475,151	8,698,056
Other financial liabilities	316,498	310,586
Retirement benefit liabilities	309,885	315,874
Provisions	735,224	854,440
Deferred tax liabilities	677,391	708,681
Other non-current liabilities	642,584	643,594

Total non-current liabilities	11,156,733	11,531,231

Total liabilities	21,361,213	21,809,397

Equity:
Common stock	86,067	86,067
Capital surplus	204,894	213,676
Treasury stock	(896,927)	(896,313)
Retained earnings	9,375,989	9,808,593
Other components of equity	3,047,489	3,149,448

Equity attributable to owners of the parent	11,817,512	12,361,471
Non-controlling interests	330,560	267,107

Total equity	12,148,072	12,628,578

Total liabilities and equity	33,509,285	34,437,975

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2025 and 2026

	Yen (millions)
	Three months ended Jun. 30, 2025	Three months ended Jun. 30, 2026
Sales revenue	5,340,268	6,061,514
Operating costs and expenses:
Cost of sales	(4,269,449)	(4,713,453)
Selling, general and administrative	(533,706)	(574,035)
Research and development	(292,943)	(243,259)

Total operating costs and expenses	(5,096,098)	(5,530,747)

Operating profit	244,170	530,767

Share of profit (loss) of investments accounted for using the equity method	4,213	22,645
Finance income and finance costs:
Interest income	39,901	49,034
Interest expense	(13,905)	(19,537)
Other, net	17,955	22,118

Total finance income and finance costs	43,951	51,615

Profit before income taxes	292,334	605,027
Income tax expense	(77,440)	(131,208)

Profit for the period	214,894	473,819

Profit for the period attributable to:
Owners of the parent	196,670	450,915
Non-controlling interests	18,224	22,904

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	46.80	115.84

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2025 and 2026

	Yen (millions)
	Three months ended Jun. 30, 2025	Three months ended Jun. 30, 2026
Profit for the period	214,894	473,819
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(20,781)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	731	53,366
Share of other comprehensive income of investments accounted for using the equity method	(412)	1,405
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	42	(152)
Exchange differences on translating foreign operations	(162,421)	138,808
Cash flow hedges	(1,620)	4,010
Share of other comprehensive income of investments accounted for using the equity method	(34,269)	21,076

Total other comprehensive income, net of tax	(218,730)	218,513

Comprehensive income for the period	(3,836)	692,332

Comprehensive income for the period attributable to:
Owners of the parent	(18,715)	667,895
Non-controlling interests	14,879	24,437

[3] Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2025

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2025	86,067	205,299	(1,272,845)	11,122,187	2,185,821	12,326,529	301,293	12,627,822

Comprehensive income for the period
Profit for the period				196,670		196,670	18,224	214,894
Other comprehensive income, net of tax					(215,385)	(215,385)	(3,345)	(218,730)

Total comprehensive income for the period				196,670	(215,385)	(18,715)	14,879	(3,836)
Reclassification to retained earnings				(19,813)	19,813	—		—
Transactions with owners and other
Dividends paid				(147,960)		(147,960)	(50,208)	(198,168)
Purchases of treasury stock			(363,926)			(363,926)		(363,926)
Disposal of treasury stock			718			718		718
Share-based payment transactions		(474)				(474)		(474)

Total transactions with owners and other		(474)	(363,208)	(147,960)		(511,642)	(50,208)	(561,850)

Other changes	—	—	—	664	—	664	—	664

Balance as of June 30, 2025	86,067	204,825	(1,636,053)	11,151,748	1,990,249	11,796,836	265,964	12,062,800

For the three months ended June 30, 2026
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2026	86,067	204,894	(896,927)	9,375,989	3,047,489	11,817,512	330,560	12,148,072

Comprehensive income for the period
Profit for the period				450,915		450,915	22,904	473,819
Other comprehensive income, net of tax					216,980	216,980	1,533	218,513

Total comprehensive income for the period				450,915	216,980	667,895	24,437	692,332
Reclassification to retained earnings				118,119	(118,119)	—		—
Transactions with owners and other
Dividends paid				(136,430)		(136,430)	(66,255)	(202,685)
Disposal of treasury stock			614			614		614
Share-based payment transactions		(420)				(420)		(420)
Equity transactions and others	—	9,202	—	—	3,098	12,300	(21,635)	(9,335)

Total transactions with owners and other		8,782	614	(136,430)	3,098	(123,936)	(87,890)	(211,826)

Balance as of June 30, 2026	86,067	213,676	(896,313)	9,808,593	3,149,448	12,361,471	267,107	12,628,578

[4] Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2025 and 2026

	Yen (millions)
	Three months ended Jun. 30, 2025	Three months ended Jun. 30, 2026
Cash flows from operating activities:
Profit before income taxes	292,334	605,027
Depreciation, amortization and impairment losses excluding equipment on operating leases	178,612	173,369
Share of (profit) loss of investments accounted for using the equity method	(4,213)	(22,645)
Finance income and finance costs, net	56,404	(62,718)
Interest income and interest costs from financial services, net	(44,381)	(53,629)
Changes in assets and liabilities
Trade receivables	186,576	137,120
Inventories	77,848	15,646
Trade payables	(223,605)	(113,111)
Accrued expenses	(86,071)	(133,836)
Provisions and retirement benefit liabilities	46,202	(44,386)
Receivables from financial services	(195,792)	(126,751)
Equipment on operating leases	(171,611)	(100,156)
Other assets and liabilities	(145,670)	(74,153)
Other, net	55,109	893
Dividends received	52,170	57,370
Interest received	178,784	219,085
Interest paid	(100,070)	(119,910)
Income taxes paid, net of refunds	(66,967)	(64,699)

Net cash provided by operating activities	85,659	292,516
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(128,180)	(579,722)
Payments for additions to and internally developed intangible assets	(72,214)	(58,033)
Proceeds from sales of property, plant and equipment and intangible assets	2,656	8,197
Payments for acquisitions of investments accounted for using the equity method	(44,753)	(11,699)
Proceeds from sales of investments accounted for using the equity method	1,142	—
Payments for acquisitions of other financial assets	(53,100)	(45,595)
Proceeds from sales and redemptions of other financial assets	84,368	287,799

Net cash used in investing activities	(210,081)	(399,053)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	2,423,967	2,311,489
Repayments of short-term financing liabilities	(2,377,100)	(1,641,361)
Proceeds from long-term financing liabilities	879,032	688,477
Repayments of long-term financing liabilities	(692,485)	(925,777)
Dividends paid to owners of the parent	(147,960)	(136,430)
Dividends paid to non-controlling interests	(26,575)	(25,377)
Purchases and sales of treasury stock, net	(363,208)	—
Repayments of lease liabilities	(20,789)	(20,584)

Net cash provided by (used in) financing activities	(325,118)	250,437
Effect of exchange rate changes on cash and cash equivalents	(65,498)	85,706

Net change in cash and cash equivalents	(515,038)	229,606
Cash and cash equivalents at beginning of year	4,528,795	5,118,477

Cash and cash equivalents at end of period	4,013,757	5,348,083

[5] Assumptions for Going Concern

None

[6] Notes to Condensed Consolidated Interim Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the three months ended June 30, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	951,590	3,474,601	831,621	82,456	5,340,268	—	5,340,268
Intersegment	—	69,311	1,017	10,357	80,685	(80,685)	—

Total	951,590	3,543,912	832,638	92,813	5,420,953	(80,685)	5,340,268

Segment profit (loss)	189,005	(29,625)	85,009	(219)	244,170	—	244,170

Segment assets	2,287,958	11,432,186	15,631,951	535,413	29,887,508	(12,958)	29,874,550
Depreciation and amortization	17,468	156,155	224,475	3,944	402,042	—	402,042
Capital expenditures	17,924	121,395	721,093	4,154	864,566	—	864,566

As of and for the three months ended June 30, 2026
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,141,131	3,807,349	1,026,137	86,897	6,061,514	—	6,061,514
Intersegment	—	71,844	894	7,568	80,306	(80,306)	—

Total	1,141,131	3,879,193	1,027,031	94,465	6,141,820	(80,306)	6,061,514

Segment profit (loss)	233,956	192,122	105,810	(1,121)	530,767	—	530,767

Segment assets	2,966,019	12,900,332	17,651,694	599,646	34,117,691	320,284	34,437,975
Depreciation and amortization	21,285	142,498	258,508	4,080	426,371	—	426,371
Capital expenditures	17,552	626,347	811,109	3,688	1,458,696	—	1,458,696

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2025 and 2026 amounted to JPY 470,650 million and JPY 757,260 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Cash and Cash Equivalents

The reconciliation of the amount of cash and cash equivalents between condensed consolidated statements of financial position and condensed consolidated statements of cash flows is as follows.

Yen (millions)
As of June 30, 2026
Cash and cash equivalents in the condensed consolidated statements of financial position	5,296,452
Cash and cash equivalents included in assets held for sale	51,631

Cash and cash equivalents in the condensed consolidated statements of cash flows	5,348,083

Assets held for sale as of June 30, 2026 are presented in other current assets in the condensed consolidated statements of financial position.

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Losses related to the reassessment of the automobile electrification strategy

The Company and its consolidated subsidiaries had historically entered into contracts with suppliers for the procurement of parts. During the year ended March 31, 2026, the Company decided to cancel the development and market launch of EV models that were planned for production in North America. Accordingly, during the current fiscal year, the Company and its consolidated subsidiaries initiated an assessment to identify the impact of such decision on the relevant suppliers. Depending on the outcome of the ongoing discussions with each affected supplier, additional payments to suppliers may arise in the future. In estimating the amount of additional payments, it is necessary to consider the progress of the assessment and discussions. Accordingly, due to high degree of uncertainty regarding the amount and timing of such additional payments, the Company and its consolidated subsidiaries are currently unable to reasonably estimate such amount with sufficient reliability.

[Translation]

August 5, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Notice Concerning Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2027

Honda Motor Co., Ltd. (the “Company”) revised its forecast for consolidated financial results for the fiscal year ending March 31, 2027, which was announced on May 14, 2026.

Particulars

Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2027

	Sales revenue	Operating profit	Profit before income taxes	Profit for the year	Profit for the year attributable to owners of the parent	Basic earnings per share attributable to owners of the parent
	(Million Yen)	(Million Yen)	(Million Yen)	(Million Yen)	(Million Yen)	(Yen)
Forecast previously announced (A)	23,150,000	500,000	500,000	335,000	260,000	66.79

Forecast revision as of August 5, 2026 (B)	24,150,000	650,000	660,000	480,000	400,000	102.75

Change (B-A)	1,000,000	150,000	160,000	145,000	140,000

Percentage change (%)	4.3	30.0	32.0	43.3	53.8

(Reference) Results of the fiscal year ended March 31, 2026	21,796,610	△41,346	△403,300	△353,023	△423,941	△106.06

Reason for Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2027 which was announced on May 14, 2026

During the first quarter of the fiscal year ending March 31, 2027, the Japanese yen remained weaker against the U.S. dollar than initially assumed.

In addition, considering the market environment going forward, the Company has revised the average exchange rates for the Japanese yen to the U.S. dollar for the full year ending March 31, 2027, from JPY145 to JPY155.

As a result, profits at all levels are expected to exceed the forecast announced on May 14, 2026. Accordingly, the Company has revised upward its consolidated earnings forecast for the fiscal year ending March 31, 2027, as shown above.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

*

The forecast for consolidated financial results of the Company is based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for using the equity method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

*	For more details, please refer to the Company’s investor relations website
(URL	https://global.honda/en/investors/).